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                                                                  Exhibit 99(e)

                           Entergy New Orleans, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                  Twelve Months Ended
                                                                                                June 30,
                                                   1997     1998     1999     2000      2001      2002
Fixed charges, as defined:
  Total Interest                                  $15,287  $14,792  $14,680   $15,891   $19,661   $23,216
  Interest applicable to rentals                      911    1,045    1,281     1,008       977     1,027
                                                  -------------------------------------------------------
Total fixed charges, as defined                    16,198   15,837   15,961    16,899    20,638    24,243

Preferred dividends, as defined (a)                 1,723    1,566    1,566     1,643     2,898     2,161
                                                  -------------------------------------------------------

Combined fixed charges and preferred dividends,   $17,921  $17,403  $17,527   $18,542   $23,536   $26,404
as defined                                        =======================================================

Earnings as defined:

  Net Income                                      $15,451  $16,137  $18,961   $16,518   ($2,195)   (6,780)
  Add:
    Provision for income taxes:
     Total                                         12,142   10,042   13,030    11,597    (4,396)   (6,767)
    Fixed charges as above                         16,198   15,837   15,961    16,899    20,638    24,243
                                                  -------------------------------------------------------

Total earnings, as defined                        $43,791  $42,016  $47,952   $45,014   $14,047   $10,696
                                                  =======================================================

Ratio of earnings to fixed charges, as defined       2.70     2.65     3.00      2.66      0.68      0.44
                                                  =======================================================

 Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                     2.44     2.41     2.74      2.43      0.60      0.41
                                                  =======================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
    (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended March 31, 2002 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $13.6 million and $16.3 million, respectively.



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